 Exhibit 99.12

Indian GAAP Consolidated

Independent Auditors’ Report on Consolidated Financial Statements

To the Members of Infosys Limited

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Holding Company”) and its subsidiaries and associate (collectively referred to as “the Company” or “the Group”), comprising of the consolidated balance sheet as at 31 March 2016, the consolidated statement of profit and loss, the consolidated cash flow statement for the year then ended, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the consolidated financial statements”).

Management’s Responsibility for the Consolidated Financial Statements

The Holding Company’s Board of Directors is responsible for the preparation of the consolidated financial statements in terms of the requirements of the Companies Act, 2013 (“the Act”) that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under Section 133 of the Companies Act, 2013 (hereinafter referred to as “the Act”) read with Rule 7 of the Companies (Accounts) Rules, 2014. The Board of Directors of the Company are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; the selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Holding Company, as aforesaid.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. While conducting the audit, we have taken into account the provisions of the Act, the accounting and auditing standards and matters which are required to be included in the audit report under the provisions of the Act and the Rules made thereunder.

We conducted our audit in accordance with the Standards on Auditing specified under section 143(10) of the Act. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Holding Company’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Holding Company’s Board of Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India, of the consolidated state of affairs of the Company, as at 31 March 2016, and their consolidated profit and their consolidated cash flows for the year ended on that date.

Report on Other Legal and Regulatory Requirements

1. As required by sub-section 3 of Section 143 of the Act, we report, to the extent applicable, that:

(a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.
(b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.
(c)	The consolidated balance sheet, the consolidated statement of profit and loss, and the consolidated cash flow statement dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.
(d)	In our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014.
(e)	On the basis of the written representations received from the directors of the Holding Company as on 31 March 2016 taken on record by the Board of Directors of the Holding Company and the report of the statutory auditors of its subsidiary companies incorporated in India, none of the Directors of the Group companies incorporated in India is disqualified as on 31 March 2016 from being appointed as a Director of that company in terms of sub-section 2 of Section 164 of the Act.
(f)	With respect to the adequacy of the internal financial controls over financial reporting of the Group and the operating effectiveness of such controls, refer to our separate report in “Annexure A”; and
(g)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:
i.	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer Note 2.19 to the consolidated financial statements;
ii.	Provision has been made in the consolidated financial statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long term contracts including derivatives contracts. Refer Note 2.6 to the consolidated financial statements; and
iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Holding Company and subsidiary companies incorporated in India.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/W-100022

Supreet Sachdev
Partner
Membership number: 205385

Bangalore

15 April 2016

Annexure - A to the Auditors’ Report

Report on the Internal Financial Controls under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”)

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended 31 March 2016, we have audited the internal financial controls over financial reporting of Infosys Limited (“the Holding Company”) and its subsidiary companies which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The Respective Board of Directors of the Holding Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls over Financial Reporting issued by the Institute of Chartered Accountants of India (‘‘ICAI’’). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Companies Act, 2013.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls over Financial Reporting (the “Guidance Note”) issued by ICAI and the Standards on Auditing, issued by ICAI and deemed to be prescribed under section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls, both issued by the Institute of Chartered Accountants of India. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls Over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Holding Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at 31 March 2016, based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

for B S R & Co. LLP
Chartered Accountants
Firm’s Registration Number: 101248W/W-100022

Supreet Sachdev
Partner
Membership Number: 205385

Bangalore
15 April 2016

INFOSYS LIMITED AND SUBSIDIARIES

in crore

Consolidated Balance Sheet as at March 31,	Note	2016	2015
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	1,144	572
Reserves and surplus	2.2	56,682	50,164
		57,826	50,736
Minority Interests		–	–
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	–
Other long-term liabilities	2.4	126	50
		126	50
CURRENT LIABILITIES
Trade payables
Total outstanding dues of micro enterprises and small enterprises	2.31	–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		386	140
Other current liabilities	2.5	7,601	6,920
Short-term provisions	2.6	9,202	8,443
		17,189	15,503
		75,141	66,289
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.7	8,637	7,685
Intangible assets	2.7	4,543	3,661
Capital work-in-progress		960	776
		14,140	12,122
Non-current investments	2.9	1,817	1,398
Deferred tax assets (net)	2.3	533	536
Long-term loans and advances	2.10	6,832	4,906
Other non-current assets	2.11	66	85
		23,388	19,047
CURRENT ASSETS
Current investments	2.9	75	872
Trade receivables	2.12	11,330	9,713
Cash and cash equivalents	2.13	32,697	30,367
Short-term loans and advances	2.14	7,651	6,290
		51,753	47,242
		75,141	66,289
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the consolidated financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

in crore, except per equity share data

Consolidated Statement of Profit and Loss for the year ended March 31,	Note	2016	2015
Income from software services and products	2.15	62,441	53,319
Other income	2.16	3,128	3,430
Total revenue		65,569	56,749
Expenses
Employee benefit expenses	2.17	34,418	29,802
Deferred consideration pertaining to acquisition	2.29.1	110	219
Cost of technical sub-contractors		3,531	2,171
Travel expenses		2,263	1,818
Cost of software packages and others	2.17	1,274	1,044
Communication expenses		449	495
Consultancy and professional charges		779	421
Depreciation and amortisation expenses	2.7	1,266	1,017
Other expenses	2.17	2,497	2,478
Total expenses		46,587	39,465
PROFIT BEFORE TAX		18,982	17,284
Tax expense:
Current tax	2.18	5,315	4,835
Deferred tax	2.18	(14)	76
PROFIT BEFORE MINORITY INTEREST/SHARE IN NET PROFIT/(LOSS) OF ASSOCIATE		13,681	12,373
Share in net profit/(loss) of associate	2.29.3	(3)	(1)
PROFIT FOR THE YEAR		13,678	12,372
Profit attributable to:
Owners of the company		13,678	12,372
Minority Interests		–	–
		13,678	12,372
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		59.85	54.13
Diluted		59.84	54.13
Number of shares used in computing earnings per share	2.27
Basic		228,56,16,160	228,56,10,264
Diluted		228,57,11,583	228,56,40,948
SIGNIFICANT ACCOUNTING POLICIES	1

The accompanying notes form an integral part of the consolidated financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

INFOSYS LIMITED AND SUBSIDIARIES

in crore

Consolidated Cash Flow Statement for the year ended March 31,	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax and after share in associate's profit	18,979	17,283
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expenses	1,266	1,017
Deferred purchase price	110	219
Interest and dividend income	(2,698)	(2,892)
Provision for bad and doubtful debts	(52)	171
Other adjustments	147	82
Effect of exchange differences on translation of assets and liabilities	122	66
Changes in assets and liabilities
Trade receivables	(1,479)	(1,475)
Loans and advances and other assets	(1,523)	(221)
Liabilities and provisions	856	854
	15,728	15,104
Income taxes paid (Refer note 2.19)	(5,865)	(6,751)
NET CASH GENERATED BY OPERATING ACTIVITIES	9,863	8,353
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure (including intangible assets), net of sale proceeds	(2,723)	(2,247)
Payment for acquisition of business, net of cash acquired	(747)	(1,282)
Payment for acquisition of interests in associate	–	(94)
Investments in liquid mutual fund units	(24,171)	(23,892)
Investments in preferred stock	(82)	–
Investments in other investments	(22)	–
Disposal of liquid mutual fund units	24,947	25,096
Disposal of certificates of deposit	–	830
Investments in tax-free bond	(295)	–
Investments in government bonds	(7)	(1)
Investment in fixed maturity plan securities	–	(30)
Redemption of fixed maturity plan securities	33	157
Interest and dividend received	2,381	2,551
NET CASH USED/ (PROVIDED) IN INVESTING ACTIVITIES	(686)	1,088
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid net of intercompany dividend (including corporate dividend tax)	(6,813)	(4,935)
NET CASH PROVIDED IN FINANCING ACTIVITIES	(6,813)	(4,935)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(34)	(89)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,330	4,417
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	30,367	25,950
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	32,697	30,367
SIGNIFICANT ACCOUNTING POLICIES

The accompanying notes form an integral part of the consolidated financial statements
As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, our banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the BSE Limited and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

1. Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed under Section 133 of the Companies Act, 2013 (‘Act’) read with Rule 7 of the Companies (Accounts) Rules, 2014, the provisions of the act (to the extend notified) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements”. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries as disclosed in Note 2.21, combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealised gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting as laid down under Accounting standard (AS) 23, “Accounting for Investment in Associate in Consolidated Financial Statements” The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of tangible assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of profit and loss.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in consolidated statement of profit and loss. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions and likelihood of occurrence.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets and capital work-in-progress

Tangible assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until such assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date.

1.8 Intangible assets including goodwill

Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortisation and impairment. Goodwill comprises the excess of purchase consideration over the parent’s portion of equity of the subsidiary at the date on which investment in the subsidiary is made. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

1.9 Depreciation and amortisation

Depreciation on tangible assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings (1)	22-25 years
Plant and machinery (1)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles (1)	5 years

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

Depreciation and amortization methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.7)

1.10 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price or value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation or depreciation) had no impairment loss been recognized for the asset in prior years.

1.11 Retirement benefits to employees

a Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and Edgeverve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and Edgeverve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys, Infosys BPO and Edgeverve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligations under the provident fund plan beyond its monthly contributions.

d Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.12 Share-based payments

The Group accounts for equity settled stock options as per the accounting treatment prescribed by Securities and Exchange Board of India ( share based employee benefits) Regulations, 2014 and the Guidance Note on Employee Share-based Payments issued by the Institute of Chartered Accountants of India using the intrinsic value method.

1.13 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realised upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The translation of financial statements of the foreign subsidiaries from the local currency to the reporting currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to statement of profit or loss.

1.14 Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast transactions. The Company records the gain or loss on effective hedges, if any, in the hedging reserve until the transactions are complete. On completion, the gain or loss is transferred to the statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract and subsequently whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. Changes in the fair value relating to the ineffective portion of the hedges and derivative instruments that do not qualify or have not been designated for hedge accounting are recognised in the statement of profit and loss.

1.15 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realised. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realised. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated statement of profit and loss are credited to the securities premium account.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.17 Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.18 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and financial institutions. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.19 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.20 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the consolidated statement of profit and loss over the lease term.

1.21 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of profit and loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs which they are intended to compensate.

2 NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2016

Amounts in the financial statements are presented in crore, except for per equity share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at March 31,
	2016	2015
Authorized
Equity shares, 5/- par value
240,00,00,000 (120,00,00,000) equity shares	1,200	600
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	1,144	572
228,56,21,088 (114,28,05,132) equity shares fully paid-up(2)
	1,144	572

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer note 2.27 for details of basic and diluted shares

(2) Net of treasury shares 113,23,576 (56,67,200)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

In the period of five years immediately preceding March 31, 2016:

The Company has allotted 114,84,72,332 fully paid-up shares of face value 5/- each during the quarter ended June 30, 2015, pursuant to bonus issue approved by the shareholders through postal ballot. The book closure date fixed by the Board was June 17, 2015.

The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the quarter ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through a postal ballot. The record date fixed by the Board of Directors was December 3, 2014.

For both the bonus issues, bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares.

The Board has increased dividend pay-out ratio from up to 40% to up to 50% of post-tax consolidated profits effective fiscal 2015.

During the year ended March 31, 2015, the amount of dividend per share recognised as distribution to equity shareholder includes 30/- per share of interim dividend (not adjusted for bonus shares of June 17, 2015 and December 3, 2014) and 29.50/- per share of final dividend (not adjusted for bonus shares on June 17, 2015) The total dividend appropriation for the year ended March 31, 2015 amounted to 6,145 crore including corporate dividend tax of 1,034 crore.

The Board of Directors, in their meeting on October 12, 2015, declared an interim dividend of 10/- per equity share. Further the Board of Directors, in its meeting on April 15, 2016, have proposed a final dividend of 14.25/- per equity share for the financial year ended March 31, 2016. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 18, 2016. The total dividend appropriation for the year ended March 31, 2016 amounted to 6,704 crore including corporate dividend tax of 1,134 crore.

The Central Government in consultation with National Advisory Committee on Accounting Standards has amended Companies (Accounting Standards) Rules, 2006 ( principal rules’), vide notification issued by Ministry of Corporate Affairs dated March 30, 2016. The Companies (Accounting Standards) Rules, 2016 is effective March 30, 2016. According to the amended rules, the above mentioned proposed dividend will not be recorded as a liability as at March 31, 2016. (Refer Para 8.5 of AS-4 – Contingencies and Events occurring after Balance Sheet date). The Company believes, based on a legal opinion, that the Rule 3(2) of the principal rules has not been withdrawn or replaced and accordingly, the Companies (Accounting Standards) Rule, 2016 will apply for the accounting periods commencing on or after March 30, 2016. Therefore the Company has recorded 3,939 crore as liability for proposed dividends (including corporate dividend tax) as at March 31, 2016.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts.

The details of shareholder holding more than 5% shares as at March 31, 2016 and March 31, 2015 are set out below :

Name of the shareholder	As at March 31, 2016		As at March 31, 2015
	No. of shares	% held	No. of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	38,53,17,937	16.78	18,60,73,981	16.20
Life Insurance Corporation of India	13,22,74,300	5.76	5,52,74,758	4.81

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2016 and March 31, 2015 is set out below:

Particulars	As at March 31, 2016		As at March 31, 2015
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the year	114,28,05,132	572	57,14,02,566	286
Add: Bonus shares issued (including bonus on treasury shares)	114,84,72,332	574	57,42,36,166	287
Less: Increase in treasury shares consequent to bonus issue	56,67,200	2	28,33,600	1
Add: Shares issued on exercise of employee stock options	10,824	–	–	–
Number of shares at the end of the year	2,285,621,088	1,144	1,142,805,132	572

Stock Option Plan:

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares(this includes 1,12,23,576 equity shares which are currently held by the Trust towards the 2011 Plan). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

2011 RSU Plan (the 2011 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Office and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date. Further the Company has earmarked 100,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares currently held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 100,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

Further, the award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

In accordance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, the excess of the closing market price on the grant date of the RSUs over the exercise price is amortized on a straight-line basis over the vesting period.

The activity in the 2011 Plan during the year ended March 31, 2016 and March 31, 2015 is set out below:

Particulars	Year ended March 31, 2016		Year ended March 31, 2015
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning*	108,268	5	–	–
Granted	124,061	5	108,268	5
Forfeited and expired	–	–	–	–
Exercised *	10,824	5	–	–
Outstanding at the end	221,505	5	108,268	5
Exercisable at the end	–	–	–	–

* adjusted for bonus issues

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 and March 31, 2015 under the 2011 Plan was 1.98 years and 2.39 years respectively.

The weighted average share price of options exercised under the 2011 Plan on the date of exercise was 1,088/-

The differential on stock compensation expense if the ‘fair value’ of the RSU's on the date of the grant were considered instead of the ‘intrinsic value’ during the year ended March 31, 2016 and March 31, 2015 is less than 1 crore. Consequently, there is no impact on earnings per share.

The fair value for the above impact analysis is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2016	Fiscal 2015
Grant date	22-Jun-15	21-Aug-14
Weighted average share price ()*	1,024	3,549
Exercise price ()*	5	5
Expected volatility (%)	28-36	30 - 37
Expected life of the option (years)	1 - 4	1 - 4
Expected dividends (%)	2.43	1.84
Risk-free interest rate (%)	7- 8	8 - 9
Weighted average fair value as on grant date ()*	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

During the year ended March 31, 2016 and March 31, 2015, the company recorded an employee compensation expense of 7 crore and 2 crore in the consolidated statement of profit and loss.

2.2 RESERVES AND SURPLUS

Particulars	As at March 31,
	2016	2015
Capital reserves - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve - Opening balance	332	376
Add: Foreign currency translation during the year	81	(44)
Foreign currency translation reserve - Closing balance	413	332
Securities premium account - Opening balance	2,784	3,070
Less: Amount utilized for issuance of bonus shares (Refer note 2.1)	572	286
Add: Exercise of stock options	1	–
	2,213	2,784
Stock Options Outstanding- Opening balance (Refer note 2.1)	2	–
Additions during the year	7	2
Less: Exercise of stock options	1	–
	8	2
General reserve - Opening balance	10,505	9,288
Add: Transferred from Surplus	1,579	1,217
	12,084	10,505
Other reserve - Opening balance(1)	4	3
Add: Transferred from Surplus	1	1
	5	4
Cashflow Hedge reserve- Opening balance	–	–
Add: Unrealised gains/ (loss) from effective hedges	1	–
Less: Reclassification to statement of profit and loss	1	–
	–	–
Special Economic Zone Re-investment Reserve- Opening balance (2)	–	–
Add: Transferred from Surplus	591	–
Less: Transferred to Surplus on utilization	591	–
Special Economic Zone Re-investment Reserve- Closing balance	–	–
Surplus- Opening Balance	36,483	31,453
Add: Intercompany dividend	28	21
Add: Net profit after tax transferred from Statement of Profit and Loss	13,678	12,372
Add: Transfer from Special Economic Zone Re-investment Reserve on utilization	591	–
Amount available for appropriation	50,780	43,846
Appropriations:
Interim dividend	2,297	1,723
Final dividend	3,273	3,388
Total dividend	5,570	5,111
Dividend tax	1,134	1,034
Amount transferred to other reserve	1	1
Amount transferred to Special Economic Zone Re-investment Reserve	591	–
Amount transferred to general reserve	1,579	1,217
Surplus- Closing Balance	41,905	36,483
	56,682	50,164

(1)	Under the Swiss Code of Obligation, few subsidiaries of Lodestone are required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the company through difficult times, to prevent unemployment or to mitigate its consequences.
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

2.3 DEFERRED TAXES

in crore

Particulars	As at March 31,
	2016	2015
Deferred tax assets
Fixed assets	178	241
Trade receivables	89	111
Compensated absences	389	299
Computer software	50	51
Accrued compensation to employees	68	48
Post sales client support	77	74
Others	55	30
	906	854
Deferred tax liabilities
Branch profit tax	334	316
Others	39	2
	373	318
Deferred tax assets after set off	533	536
Deferred tax liabilities after set off	–	–

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2016 and March 31, 2015, the Group has provided for branch profit tax of 334 crore and 316 crore, respectively, for its overseas branches, as the Group estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 18 crore movement on account of exchange rate during the year ended March 31, 2016.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at March 31,
	2016	2015
Others
Gratuity obligation - unamortized amount relating to plan amendment (refer note 2.24)	–	3
Deferred income - government grant on land use rights	47	47
Payable for acquisition of business (refer note 2.29.3 & 2.29.4)	46	–
Accrued salaries and benefits
Bonus and incentives	33	–
	126	50

2.5 OTHER CURRENT LIABILITIES

in crore

Particulars	As at March 31,
	2016	2015
Accrued salaries and benefits
Salaries and benefits	1,104	1,237
Bonus and incentives	1,162	869
Unearned revenue	1,332	1,052
Unpaid dividends	5	3
Other liabilities
Provision for expenses	2,189	1,984
Retention monies	80	53
Withholding and other taxes payable	1,296	904
Gratuity obligation - unamortized amount relating to plan amendment, current (refer note 2.24)	4	4
Payable for acquisition of business (refer note 2.29.3 and note 2.29.4)	86	525
Advances received from clients	28	27
Payable by controlled trusts	167	177
Deferred income - government grant on land use rights	1	1
Accrued gratuity (refer note 2.24)	1	7
Other payables	141	74
Mark-to-market forward and options contracts	5	3
	7,601	6,920

2.6 SHORT-TERM PROVISIONS

in crore

Particulars	As at March 31,
	2016	2015
Provision for employee benefits
Compensated absences	1,341	1,069
Others
Proposed dividend	3,273	3,388
Provision for
Tax on dividend	666	690
Income taxes (net of advance tax and tax deducted at source)	3,410	2,818
Post-sales client support and warranties and others	512	478
	9,202	8,443

Provision for post-sales client support and warranties and others

The movement in the provision for post-sales client support and warranties and others is as follows :

in crore

Particulars	Year ended March 31,
	2016	2015
Balance at the beginning	478	379
Provision recognized/(reversed)	106	172
Provision utilized	(103)	(84)
Exchange difference	31	11
Balance at the end	512	478

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.7 FIXED ASSETS

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2016:

in crore, except as otherwise stated

	Tangible assets										Intangible assets				Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)	Plant and equipment	Office equipment (3)	Computer equipment (3)	Furniture and fixtures (3)	Leasehold improvements	Vehicles	Total	Goodwill	Intellectual property rights and others	Land use rights	Total
Original cost
As at April 1, 2015	931	633	5,881	1,427	676	3,347	958	221	34	14,108	3,595	42	71	3,708	17,816
Additions through acquisitions (3)	–	–	–	–	1	2	1	–	–	4	881	–	–	881	885
Additions during the year	41	17	444	333	166	1,103	256	9	6	2,375	–	2	–	2	2,377
Deductions/ Retirement during the year	–	–	–	(1)	(6)	(396)	(7)	(1)	(12)	(423)	–	(10)	–	(10)	(433)
Foreign exchange difference	–	–	–	–	2	16	1	6	1	26	–	(2)	1	(1)	25
As at March 31, 2016	972	650	6,325	1,759	839	4,072	1,209	235	29	16,090	4,476	32	72	4,580	20,670
Depreciation and amortization
As at April 1, 2015	–	16	1,982	881	412	2,287	647	179	19	6,423	–	42	5	47	6,470
Accumulated depreciation on acquired assets(3)	–	–	–	–	1	1	–	–	–	2	–	–	–	–	2
For the year	–	6	219	220	100	553	139	22	5	1,264	–	1	1	2	1,266
Deductions/ Adjustments during the year (3)	–	–	–	(1)	(5)	(237)	(6)	2	(7)	(254)	–	(10)	–	(10)	(264)
Foreign exchange difference	–	–	–	–	1	14	1	2	–	18	–	(2)	–	(2)	16
As at March 31, 2016	–	22	2,201	1,100	509	2,618	781	205	17	7,453	–	31	6	37	7,490
Net book value
As at March 31, 2016	972	628	4,124	659	330	1,454	428	30	12	8,637	4,476	1	66	4,543	13,180

Following are the changes in the carrying value of fixed assets for the year ended March 31, 2015:

in crore, except as otherwise stated

	Tangible assets										Intangible assets				Total
Particulars	Land-Freehold	Land- Leasehold	Buildings (1)	Plant and equipment	Office equipment	Computer equipment (2)	Furniture and fixtures (2)	Leasehold improvements (2)	Vehicles	Total	Goodwill	Intellectual property rights (2)	Land use rights	Total
Original cost
As at April 1, 2014	782	360	5,026	1,150	551	2,659	805	212	35	11,580	2,244	58	68	2,370	13,950
Additions through acquisitions (2)	–	–	–	–	–	13	9	–	–	22	1,351	1	–	1,352	1,374
Additions during the year	149	273	855	280	140	765	161	22	6	2,651	–	–	–	–	2,651
Deductions/ Retirement during the year	–	–	–	(3)	(14)	(82)	(10)	(10)	(6)	(125)	–	(17)	–	(17)	(142)
Foreign exchange difference	–	–	–	–	(1)	(8)	(7)	(3)	(1)	(20)	–	–	3	3	(17)
As at March 31, 2015	931	633	5,881	1,427	676	3,347	958	221	34	14,108	3,595	42	71	3,708	17,816
Depreciation and amortization
As at April 1, 2014	–	–	1,794	703	345	1,965	530	169	18	5,524	–	45	3	48	5,572
Accumulated depreciation on acquired assets(2)	–	–	–	–	–	(9)	(4)	–	–	(13)	–	–	–	–	(13)
For the year	–	16	188	181	81	387	128	16	6	1,003	–	13	1	14	1,017
Deductions/ Adjustments during the year(2)	–	–	–	(2)	(13)	(52)	(2)	(8)	(4)	(81)	–	(16)	–	(16)	(97)
Foreign exchange difference	–	–	–	(1)	(1)	(4)	(5)	2	(1)	(10)	–	–	1	1	(9)
As at March 31, 2015	–	16	1,982	881	412	2,287	647	179	19	6,423	–	42	5	47	6,470
Net book value
As at March 31, 2015	931	617	3,899	546	264	1,060	311	42	15	7,685	3,595	–	66	3,661	11,346

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	Includes certain assets having gross book value of 23 crore, accumulated depreciation of 14 crore and net book value of 9 crore taken over on acquisition of Panaya effective March 5, 2015
	(3)	Includes certain assets having gross book value of 4 crore, accumulated depreciation of 2 crore and net book value of 2 crore taken over on acquisition of Kalidus, Skava and Noah

During the quarter ended June 30, 2014, the management based on internal and external technical evaluation had changed the useful life of certain assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly, the useful lives of certain assets required a change from previous estimate.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase or renew the properties on expiry of the lease period.

2.8 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the future minimum rental payments in respect of non-cancelable operating leases is set out below:

in crore

Particulars	Year ended March 31,
	2016	2015
Lease rentals recognized during the year	360	309

in crore

Lease obligations payable	As at March 31,
	2016	2015
Within one year of the balance sheet date	372	168
Due in a period between one year and five years	873	395
Due after five years	442	168

Majority of the group's operating lease arrangements extend up to a maximum of ten years from their respective dates of inception and relate to rented overseas premises. Some of these lease agreements have price escalation clauses.

2.9 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at March 31,
	2016	2015
Non-current investments
Long term investments - at cost
Others (unquoted)
Investments in preferred stock and equity instruments (refer note 2.9.1)	99	7
Less: Provision for equity investments	6	6
	93	1
Others (refer note 2.9.1)	22	–
	115	1
Others (quoted)
Investments in Tax Free Bonds (refer note 2.9.2)	1,599	1,300
Investment in Government Bonds (refer note 2.9.2)	–	4
	1,599	1,304
Long term investments - equity method
Trade (unquoted)
Investment in Associate
DWA Nova LLC (refer note 2.21)	103	93
	103	93
Total Non-current investments	1,817	1,398
Current investments
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer note 2.9.3)	–	30
Investment in Government Bonds (refer note 2.9.2)	5	–
	5	30
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer note 2.9.4)	68	842
	68	842
Quoted
Investment in Government Bonds (refer note 2.9.2)	2	–
	2	–
Total Current investments	75	872
Total Investments	1,892	2,270
Aggregate amount of quoted investments excluding interest accrued but not due of 58 crore included under Note 2.14 Short term Loans and advances	1,606	1,334
Market value of quoted investments	1,703	1,376
Aggregate amount of unquoted investments	292	942
Aggregate amount of provision made for non-current unquoted investments	6	6

2.9.1 Details of Investments

The details of non-current other investments in preferred stock, equity instruments and others as at March 31, 2016 and March 31, 2015 are as follows:

in crore

Particulars	As at
	March 31, 2016	March 31, 2015
Preferred Stock
Airviz Inc.
2,82,279 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	13	–
ANSR Consulting
52,631 (Nil) Series A Preferred Stock, fully paid up, par value USD 0.001 each	9	–
Whoop Inc.
16,48,352 (Nil) Series B Preferred Stock, fully paid up, par value USD 0.0001 each	20	–
CloudEndure Ltd.
12,79,645 (Nil) Preferred Series B Shares, fully paid up, par value ILS 0.01 each	13	–
Nivetti Systems Private Limited
2,28,501 (Nil) Preferred Stock, fully paid up, par value 1 each	10	–
Waterline Data Science Inc.
39,33,910 (Nil) Series B Preferred Stock, fully paid up, par value USD 0.00001 each	27	–
Equity Instrument
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid up, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each	2	2
Global Innovation and Technology Alliance
15,000 (10,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each	1	1
Others
Vertex Ventures US Fund I, L.P	22	–
	121	7
Less: Provision for investment	6	6
	115	1

2.9.2 Details of Investments in Tax Free Bonds & Government Security Bond

The balances held in tax free bonds as at March 31, 2016 and March 31, 2015 is as follows:

in crore

Particulars	Face Value	As at March 31, 2016		As at March 31, 2015
		Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	21,00,000	211
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	20,00,000	201
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	2,000	200
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	1,500	150
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	1,500	150
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	1,000	100
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	53	5,00,000	53
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	5,00,000	50
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	450	45
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	2,00,000	21
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	51	5,00,000	51
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
7.28% National Highways Authority of India Bonds 18SEP30	10,00,000/-	2,000	200	–	–
7.28% Indian Railway Finance Corporation Limited 21DEC30	1,000/-	422,800	42	–	–
7.35% National Highways Authority of India Bonds 11JAN31	1,000/-	571,396	57	–	–
		74,52,646	1,599	64,56,450	1,300

The balance held in Government Bonds as at March 31, 2016 and March 31, 2015 is as follows:

in crore

Particulars	Face Value PHP	As at March 31, 2016		As at March 31, 2015
		Units	Amount	Units	Amount
Fixed Rate Treasury Notes 1.62 PCT MAT DATE 7 SEPT 2016	100	50,000	1	–	–
Fixed Rate Treasury Notes 2.20 PCT MAT DATE 25 APR 2016	100	60,000	1	60,000	1
Fixed Rate Treasury Notes 1.00 PCT MAT DATE 25 APR 2016	100	200,000	3	200,000	3
Fixed Rate Treasury Notes 1.70 PCT MAT DATE 22 FEB 2017	100	10,000	–	–	–
Fixed Rate Treasury Notes 1.70 PCT PHY6972FW G18 MAT Date 22 FEB 2017	100	150,000	2	–	–
Fixed Rate Treasury Notes 1.96 PCT MAT DATE 27 JAN 2016	100	–	–	10,000	–
Fixed Rate Treasury Notes 7.00 PCT PIBD0716A488 MAT DATE 27 JAN 2016	100	–	–	10,000	–
		470,000	7	280,000	4

2.9.3 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plan as at March 31, 2015 is as follows:

in crore

Particulars	Face Value	Units	Amount
SBI debt Fund series A-28-Growth -direct-367 days	10	1,25,00,000	13
SBI debt Fund series A-31-Growth -direct-367 days	10	75,00,000	7
UTI Fixed Term Income Fund Series XIX - III (368 days)	10	1,00,00,000	10
		3,00,00,000	30

2.9.4 Details of Investments in liquid mutual fund units and certificates of deposit

The balances held in liquid mutual fund units as at March 31, 2016 is as follows:

 in crore

Particulars	Units	Amount
Reliance Money Manage Fund	32,925	7
Reliance Liquid Fund Cash Plan	2	–
ICICI Prudential Liquid - Direct Plan	16,07,064	16
Reliance Liquid Fund Treasury Plan	2,07,283	31
BSL Cash Manager - Growth	3,89,089	14
	22,36,363	68

The balances held in liquid mutual fund units as at March 31, 2015 is as follows:

 in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan Daily Dividend	9,97,094	100
IDFC Cash Fund - Direct Plan Daily Dividend	29,30,197	293
Reliance Liquid Fund - Treasury Plan - Direct Plan Daily Dividend Option	9,81,551	150
Reliance Mutual Fund- Liquid	4,08,049	45
Birla Sunlife Mutual Fund.- Liquid	47,37,327	48
ICICI Liquid Plan - Direct Plan Daily Dividend	2,05,44,807	206
	3,05,99,026	842

2.10 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2016	2015
Unsecured, considered good
Capital advances	933	664
Security deposits	78	68
Rental deposits	146	47
Other loans and advances
Advance income taxes (net of provisions)	5,230	4,089
Prepaid expenses	87	7
Deferred Contract Cost	333	–
Loans and advances to employees
Housing and other loans	25	31
	6,832	4,906
Unsecured, considered doubtful
Loans and advances to employees	19	12
	6,851	4,918
Less: Provision for doubtful loans and advances to employees	19	12
	6,832	4,906

2.11 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at March 31,
	2016	2015
Others
Advance to gratuity trust (refer note 2.24)	4	27
Restricted deposits (refer note 2.28)	62	58
	66	85

2.12 TRADE RECEIVABLES

in crore

Particulars	As at March 31,
	2016	2015
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	200	182
Less: Provision for doubtful debts	200	182
	–	–
Other debts
Unsecured
Considered good	11,330	9,713
Considered doubtful	89	184
	11,419	9,897
Less: Provision for doubtful debts	89	184
	11,330	9,713
	11,330	9,713

2.13 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at March 31,
	2016	2015
Cash on hand	–	–
Balances with banks
In current and deposit accounts	27,420	26,195
Others
Deposits with financial institutions	5,277	4,172
	32,697	30,367
Balances with banks in unpaid dividend accounts	5	3
Deposit accounts with more than 12 months maturity	404	311
Balances with banks held as margin money deposits against guarantees	342	185

Cash and cash equivalents as of March 31, 2016 and March 31, 2015 include restricted cash and bank balances of 492 crore and 364 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at March 31,
	2016	2015
In current accounts
ANZ Bank, Taiwan	13	4
Axis Bank account, India	1	–
Banamex Bank, Mexico	5	10
Banamex Bank, Mexico (U.S. Dollar account)	3	1
Bank of America, Mexico	21	26
Bank of America, USA	681	716
Bank Zachodni WBK S.A, Poland	3	4
Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	1	1
Barclays Bank, UK	19	10
Bank Leumi, Israel (US Dollar account)	17	7
Bank Leumi, Israel (Israeli Sheqel account)	10	15
Bank Leumi, Israel (Euro account)	–	3
China Merchants Bank, China	8	4
Citibank N.A, China	65	20
Citibank N.A., China (U.S. Dollar account)	72	24
Citibank N.A., Costa Rica	2	5
Citibank N.A., Czech Republic	–	6
Citibank N.A., Australia	72	25
Citibank N.A., Brazil	5	27
Citibank N.A., Dubai	1	1
Citibank N.A., India	1	7
Citibank N.A., Japan	15	20
Citibank N.A., New Zealand	6	6
Citibank N.A., Portugal	2	–
Citibank N.A., Singapore	3	2
Citibank N.A., South Africa	5	3
CitiBank N.A., South Africa (Euro account)	1	–
Citibank N.A., Philippines, (U.S. Dollar account)	1	1
CitiBank N.A., USA	60	–
CitiBank N.A., EEFC (U.S. Dollar account)	–	2
Commerzbank, Germany	19	19
Crédit Industriel et Commercial Bank, France	4	1
Deutsche Bank, India	8	5
Deutsche Bank, Philippines	13	3
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	5	19
Deutsche Bank, Poland (Euro account)	–	1
Deutsche Bank, EEFC (Australian Dollar account)	2	–
Deutsche Bank, EEFC (Euro account)	32	3
Deutsche Bank, EEFC (Swiss Franc account)	5	5
Deutsche Bank, EEFC (U.S. Dollar account)	96	8
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	9	5
Deutsche Bank, Belgium	59	13
Deutsche Bank, Malaysia	9	–
Deutsche Bank, Czech Republic	14	6
Deutsche Bank, Czech Republic (Euro account)	1	2
Deutsche Bank, Czech Republic (U.S. Dollar account)	28	20
Deutsche Bank, France	10	2
Deutsche Bank, Germany	17	8
Deutsche Bank, Netherlands	6	2
Deutsche Bank, Russia	2	–
Deutsche Bank, Russia (U.S. Dollar account)	1	–
Deutsche Bank, Singapore	4	5
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	170	25
HSBC Bank, Brazil	5	3
HSBC Bank, Hong Kong	1	44
ICICI Bank, India	72	30
ICICI Bank, EEFC (U.S. Dollar account)	10	14
ING Bank, Belgium	3	–
Nordbanken, Sweden	15	3
Punjab National Bank, India	4	7
Raiffeisen Bank, Czech Republic	5	–
Raiffeisen Bank, Romania	4	–

Royal Bank of Scotland, China	–	45
Royal Bank of Scotland, China (U.S. Dollar account)	–	47
Royal Bank of Canada, Canada	78	16
Santander Bank, Argentina	–	2
Santander Bank, Spain	–	1
State Bank of India, India	8	2
Silicon Valley Bank, USA	5	66
Silicon Valley Bank, (Euro account)	65	16
Silicon Valley Bank, (United Kingdom Pound Sterling account)	19	5
Union Bank of Switzerland AG	15	12
Union Bank of Switzerland AG, (Euro account)	12	4
Union Bank of Switzerland AG, (Australian Dollar account)	2	–
Union Bank of Switzerland AG, (U.S. Dollar account)	28	2
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	4	1
Wells Fargo Bank N.A., USA	23	38
Westpac, Australia	6	6
	1,994	1,470

in crore

Particulars	As at March 31,
	2016	2015
In deposit accounts
Allahabad Bank	–	200
Andhra Bank	948	171
Axis Bank	1,340	1,495
Bank of Baroda	–	2,394
Bank of India	77	2,691
Canara Bank	2,115	3,006
Central Bank of India	1,538	1,383
Citibank	125	–
Corporation Bank	1,285	1,277
Deutsche Bank, Poland	237	121
Development Bank of Singapore	–	35
HDFC Bank Ltd.	2,650	2,097
ICICI Bank	4,049	3,166
IDBI Bank	1,900	856
Indian Overseas Bank	1,250	651
Indusind Bank	250	75
ING Vysya Bank	–	100
Jammu & Kashmir Bank	25	–
Kotak Mahindra Bank Limited	537	5
National Australia Bank Limited	1	87
Oriental Bank of Commerce	1,967	1,580
Punjab National Bank	18	592
South Indian Bank	23	27
State Bank of India	2,310	–
Syndicate Bank	1,266	407
Union Bank of India	140	1,051
Vijaya Bank	304	466
Yes Bank	724	604
	25,079	24,537
In unpaid dividend accounts
Axis Bank - Unpaid Dividend Account	2	–
HDFC Bank - Unpaid Dividend account	1	1
ICICI bank - Unpaid Dividend account	2	2
	5	3
In margin money deposits against guarantees
Canara Bank	132	128
Citibank	3	–
ICICI Bank	150	–
State Bank of India	57	57
	342	185
Deposits with financial institutions
HDFC Limited	5,277	4,172
	5,277	4,172
Total cash and cash equivalents as per Balance Sheet	32,697	30,367

2.14 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2016	2015
Unsecured, considered good
Others
Advances
Prepaid expenses	201	98
Deferred Contract Cost	48	–
For supply of goods and rendering of services	110	79
Withholding and other taxes receivable	1,799	1,364
Others	25	9
	2,183	1,550
Restricted deposits (refer note 2.28)	1,238	1,100
Unbilled revenues	3,029	2,845
MAT credit entitlement	–	–
Interest accrued but not due	762	444
Loans and advances to employees
Salary advances	229	64
Housing and other loans	74	158
Security deposits	7	4
Rental deposits	13	24
Mark-to-market forward and options contracts	116	101
	7,651	6,290

2.15 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Year ended March 31,
	2016	2015
Income from software services	60,528	51,666
Income from software products	1,913	1,653
	62,441	53,319

2.16 OTHER INCOME

in crore

Particulars	Year ended March 31,
	2016	2015
Interest received on deposits with banks and others	2,634	2,734
Dividend received on investment in mutual fund units	64	158
Gain on sale of Investments	3	14
Gains / (losses) on foreign currency, net	165	480
Miscellaneous income, net	262	44
	3,128	3,430

2.17 EXPENSES

in crore

Particulars	Year ended March 31,
	2016	2015
Employee benefit expenses
Salaries and bonus including overseas staff expenses	33,549	29,022
Contribution to provident and other funds	660	646
Employee compensation expense (Refer note 2.1)	7	2
Staff welfare	202	132
	34,418	29,802
Cost of software packages and others
For own use	740	855
Third party items bought for service delivery to clients	534	189
	1,274	1,044

in crore

Particulars	Year ended March 31,
	2016	2015
Other expenses
Office maintenance	581	420
Power and fuel	217	219
Brand building	198	158
Rent	360	309
Rates and taxes, excluding taxes on income	109	126
Repairs to building	190	99
Repairs to plant and machinery	92	76
Computer maintenance	151	125
Consumables	41	44
Insurance charges	60	53
Provision for post-sales client support and warranties	8	39
Commission to non-whole time directors	9	9
Provision for bad and doubtful debts and advances	(46)	175
Auditor's remuneration
Statutory audit fees	7	5
Taxation matters	–	–
Other services	–	–
Reimbursement of expenses	–	–
Bank charges and commission	9	12
Contributions towards CSR (Refer note 2.30)	216	254
Others	295	355
	2,497	2,478

2.18 TAX EXPENSE

in crore

Particulars	Year ended March 31,
	2016	2015
Current tax
Income taxes	5,315	4,835
Deferred taxes	(14)	76
	5,301	4,911

Income tax expense for the year ended March 31, 2016 and March 31, 2015 is reversals (net of provisions) of 309 crore and 158 crore pertaining to earlier periods.

Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries as per Indian Income Tax Act, 1961. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the first 10 years from the fiscal year in which the unit commences software development, or March 31, 2011 which ever is earlier. Income from SEZs Unit is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at March 31,
	2016	2015
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	56	43
Claims against the Company, not acknowledged as debts(1)	284	264
[Net of amount paid to statutory authorities 4,409 crore (3,598 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	1,486	1,574
Other Commitment *	79	–

*	Uncalled capital pertaining to investment in Vertex Ventures US Fund I, L.P

(1)

Claims against the company not acknowledged as debts for the year ended March 31, 2016 include demand from the Indian Income tax authorities for payment of tax of 4,135 crore (3,337 crore), including interest of 1,224 crore (964 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 (For the year ended March 31, 2015 - upon completion of their tax assessment for fiscal 2006, fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2010). These demands were paid to statutory tax authorities which includes 913 crore paid during the year ended March 31, 2016 consequent to demand from tax authorities in India for fiscal 2011 towards denial of certain tax benefits. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010 and fiscal 2011 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. The matters for fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010 and fiscal 2011 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.20 DERIVATIVE INSTRUMENTS

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at March 31,
	2016		2015
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	510	3,379	716	4,475
In Euro	100	750	67	447
In GBP	65	623	73	671
In AUD	55	281	98	466
In CAD	–	–	12	59
In SGD	–	–	25	114
In CHF	25	173	–	–
Options outstanding
In USD	125	828	–	–
In Euro	–	–	–	–
		6,034		6,232

As of the Balance Sheet date, the Group's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 1,506 crore (568 crore as at March 31, 2015).

The foreign exchange forward and option contracts mature within 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at March 31,
	2016	2015
Not later than one month	1,577	1,484
Later than one month and not later than three months	3,420	3,781
Later than three months and not later than one year	1,037	967
	6,034	6,232

The Group recognized a gain on derivative financial instruments of 29 crore and gain of 514 crore during the year ended March 31, 2016 and March 31, 2015, respectively, which is included in other income.

2.21 RELATED PARTY TRANSACTIONS

Name of subsidiaries	Country	Holding as at March 31,
		2016	2015
Infosys BPO Limited (Infosys BPO)	India	99.98%	99.98%
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o) (1)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o (formerly Infosys BPO Poland, Sp z.o.o)(1)	Poland	99.98%	99.98%
Infosys BPO S.de.r.l.De.C.V(1)(17)	Mexico	–	–
Infosys McCamish Systems LLC (1)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(1)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(5)	Australia	–	–
Infosys BPO Americas LLC.(1)(16)	U.S.	–	–
Infosys Technologies (Australia) Pty. Limited (Infosys Australia) (2)	Australia	100%	100%
EdgeVerve Systems Limited (EdgeVerve) (7)	India	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone) (formerly Lodestone Holding AG)	Switzerland	100%	100%
Lodestone Management Consultants Inc. (3)	U.S.	100%	100%
Infosys Management Consulting Pty Limited (formerly Lodestone Management Consultants Pty Limited) (3)	Australia	100%	100%
Infosys Consulting AG (formerly Lodestone Management Consultants AG) (3)	Switzerland	100%	100%
Lodestone Augmentis AG (2)(6)	Switzerland	100%	100%
Lodestone GmbH (formerly Hafner Bauer & Ödman GmbH) (2)(3)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (4)	Belgium	99.90%	99.90%
Infosys Consulting GmbH (formerly Lodestone Management Consultants GmbH) (3)	Germany	100%	100%
Infosys Consulting Pte Ltd. (formerly Lodestone Management Consultants Pte Ltd) (3)	Singapore	100%	100%
Infosys Consulting SAS (formerly Lodestone Management Consultants SAS) (3)	France	100%	100%
Infosys Consulting s.r.o.(formerly Lodestone Management Consultants s.r.o.) (3)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (3)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (3)	China	100%	100%
Infy Consulting Company Ltd. (formerly Lodestone Management Consultants Ltd.) (3)	U.K.	100%	100%
Infosys Consulting B.V. (Lodestone Management Consultants B.V.) (3)	Netherlands	100%	100%
Infosys Consulting Ltda. (formerly Lodestone Management Consultants Ltda.) (4)	Brazil	99.99%	99.99%
Infosys Consulting Sp. z.o.o (formerly Lodestone Management Consultants Sp. z o.o.) (3)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (3)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(formerly S.C. Lodestone Management Consultants S.R.L.) (3)	Romania	100%	100%
Infosys Consulting S.R.L. (formerly Lodestone Management Consultants S.R.L.) (3)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(8)	Canada	–	–
Infosys Nova Holdings LLC. (Infosys Nova)(9)	U.S.	100%	100%
Panaya Inc. (Panaya) (10)	U.S.	100%	100%
Panaya Ltd.(11)	Israel	100%	100%
Panaya GmbH(11)	Germany	100%	100%
Panaya Pty Ltd.(11)	Australia	–	–
Panaya Japan Co. Ltd.(11)	Japan	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(12)	India	100%	–
Kallidus Inc. (Kallidus)(13)	U.S.	100%	–
Noah Consulting LLC (Noah) (14)	U.S.	100%	–
Noah Information Management Consulting Inc. (Noah Canada) (15)	Canada	100%	–

(1)	Wholly owned subsidiary of Infosys BPO.
(2)	Under liquidation
(3)	Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(4)	Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
(5)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014.
(6)	Wholly owned subsidiary of Infosys Consulting AG (formerly Lodestone Management Consultants AG)
(7)	Incorporated effective February 14, 2014 (Refer note 2.29.5)
(8)	Wholly owned subsidiary of Infosys Public Services, Inc. Incorporated effective December 19, 2014
(9)	Incorporated effective January 23, 2015
(10)	On March 5, 2015, Infosys acquired 100% of the voting interest in Panaya Inc. (Refer note 2.29.2)
(11)	Wholly owned subsidiary of Panaya Inc.
(12)	On June 2, 2015, Infosys acquired 100% of the voting interest in Skava Systems (Refer note 2.29.3)
(13)	On June 2, 2015, Infosys acquired 100% of the voting interest in Kallidus Inc. (Refer note 2.29.3)
(14)	On November 16, 2015, Infosys acquired 100% of the membership interests in Noah (Refer Note 2.29.4)
(15)	Wholly owned subsidiary of Noah
(16)	Incorporated effective November 20, 2015
(17)	Liquidated effective March 15, 2016

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Name of Associates	Country	Holding as at March 31,
		2016	2015
DWA Nova LLC(1)	U.S.	16%	20%

(1)	Associate of Infosys Nova Holdings LLC. During the year ended March 31, 2015, the group acquired 20% of the equity interests in DWA Nova LLC for a cash consideration of 94 crore. The Company has made this investment to form a new company along with Dream Works Animation (DWA). The new company ,DWA Nova LLC, will develop and commercialize image generation technology in order to provide end-to-end digital manufacturing capabilities for companies involved in the design, manufacturing, marketing or distribution of physical consumer products. As of March 31, 2016, Infosys Nova holds 16% of the equity interest in DWA Nova LLC.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Edgeverve Systems Limited EmployeesGratuity Fund Trust	India	Post-employment benefit plan of Edgeverve
Edgeverve Systems Limited EmployeesSuperannuation Fund Trust	India	Post-employment benefit plan of Edgeverve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Employee Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Notes 2.24, 2.25 and 2.26 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole time directors

S. D. Shibulal (resigned effective July 31, 2014)

Srinath Batni (resigned effective July 31, 2014)

B. G. Srinivas (resigned effective June 10, 2014)

U B Pravin Rao

Dr. Vishal Sikka (appointed effective June 14, 2014)

Non-whole-time directors

N. R. Narayana Murthy (resigned effective October 10, 2014)

S. Gopalakrishnan (resigned effective October 10, 2014)

K.V.Kamath ( resigned effective June 5, 2015)

Dr. Omkar Goswami (retired effective December 31, 2014)

Prof. Jeffrey S. Lehman

R. Seshasayee

Ann M. Fudge (retired effective June 14, 2014)

Ravi Venkatesan

Kiran Mazumdar Shaw

Carol M. Browner (resigned effective November 23, 2015)

Prof. John W. Etchemendy (appointed effective December 4, 2014)

Roopa Kudva (appointed effective February 4, 2015)

Dr. Punita Kumar-Sinha (appointed effective January 14, 2016)

Executive Officers

M. D. Ranganath, Chief Financial Officer and Executive Vice President (effective October 12, 2015)

David D. Kennedy, Executive Vice President, General Counsel and Chief Compliance Officer (effective November 1, 2014)

Rajiv Bansal, Chief Financial Officer (till October 12, 2015)

Srikantan Moorthy, Group Head of Human Resource Development (till March 31, 2015)

Parvatheesam K, Company Secretary (resigned effective January 10, 2015)

Company Secretary

A.G.S. Manikantha (appointed effective June 22, 2015)

Related party transactions:

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and members of executive officers:

in crore

Particulars	Year ended March 31,
	2016	2015
Salaries and other employee benefits to whole-time directors and members of executive officers (1)(2)(3)(4)	101	30
Commission and other benefits to non-executive/independent directors	10	9
Total	111	39

(1)	Includes stock compensation expense of 7 crore for the year ended March 31, 2016 (2 crore for the year ended March 31, 2015) to CEO in line with the compensation plan approved by the shareholders.
(2)	Includes payables to CFO who stepped down w.e.f October 12, 2015.
(3)	Includes payment of variable pay amounting to 14 crore for the year ended March 31, 2015 to CEO as decided by the Nomination and Remuneration committee in line with the compensation plan approved by the shareholders.
(4)	Includes provision for variable pay amounting to $4.33 million (approximately 29 crore) for the year ended March 31, 2016 to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million (approximately28 crore at current exchange rate) at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million ( approximately 29 crore) as variable pay for the year ended March 31, 2016.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements in crore

Name of entity	Net Assets		Share in profit or loss
	as %age of consolidated net assets	Amount	as %age of consolidated profit or loss	Amount
Infosys Ltd.	89.2%	57,157	96.0%	15,786
Indian Subsidiaries
Infosys BPO	5.4%	3,475	3.5%	570
EdgeVerve	1.8%	1,151	-0.5%	(90)
Skava Systems	0.0%	15	0.0%	5
Foreign Subsidiaries
Infosys China	0.2%	107	-0.5%	(86)
Infosys Mexico	0.1%	96	0.1%	15
Infosys Sweden	-0.1%	(40)	-0.1%	(17)
Infosys Shanghai	1.1%	677	0.0%	(1)
Infosys Brasil	0.1%	90	0.2%	29
Infosys Public Services	0.4%	271	0.7%	111
Infosys Americas	0.0%	1	0.0%	–
Infosys (Czech Republic) Limited s.r.o. (formerly Infosys BPO s. r. o)	0.1%	51	0.0%	4
Infosys BPO (Poland) Sp Z.o.o	0.6%	358	0.6%	95
Infosys McCamish Systems LLC	0.1%	53	0.2%	25
Portland Group Pty Ltd	0.2%	103	0.2%	31
Infosys Australia	0.1%	37	0.0%	1
Infosys Lodestone	0.5%	301	0.0%	6
Lodestone Management Consultants Inc	0.0%	18	0.1%	22
Lodestone Management Consultants Pty Limited	0.0%	(20)	0.0%	(6)
Infosys Consulting AG	0.1%	88	0.3%	43
Lodestone Augmentis AG	0.0%	2	0.0%	–
Hafner Bauer & Ödman GmbH	0.0%	–	0.0%	–
Lodestone Management Consultants (Belgium) S.A.	0.0%	(22)	0.0%	(4)
Infosys Consulting GmbH	0.1%	33	-0.1%	(11)
Infosys Consulting Pte Ltd.	-0.1%	(45)	-0.1%	(9)
Infosys Consulting SAS	0.0%	(9)	0.0%	(7)
Infosys Consulting s.r.o.	0.0%	4	0.0%	3
Lodestone Management Consultants GmbH	0.0%	(2)	0.0%	–
Lodestone Management Consultants Co., Ltd	-0.1%	(33)	-0.1%	(19)
Infosys Consulting Ltd.	0.1%	44	0.0%	6
Infosys Consulting B.V.	0.0%	15	0.1%	12
Infosys Consulting Ltda.	0.0%	23	-0.1%	(10)
Infosys Consulting Sp. Z.o.o	0.0%	7	0.0%	7
Lodestone Management Consultants Portugal, Unipessoal, Lda.	0.0%	(2)	0.0%	–
S.C. Infosys Consulting S.R.L.	0.0%	6	0.0%	1
Infosys Consulting S.R.L.	0.0%	3	0.0%	1
Infosys Nova	0.2%	99	0.0%	–
Panaya	0.1%	66	0.0%	7
Panaya Ltd.	-0.2%	(129)	-0.4%	(71)
Panaya Gmbh	0.0%	(4)	0.0%	(3)
Panaya Japan Co. Ltd.	0.0%	(2)	0.0%	1
Kallidus	0.1%	77	0.3%	51
Noah	0.0%	(6)	-0.3%	(57)
Noah Canada	0.0%	(12)	0.0%	(2)
Subtotal	100%	64,102	100%	16,439
Adjustment arising out of consolidation		(6,382)		(2,779)
Minority interest in subsidiaries		–		–
Associates
DWA Nova LLC		3		(3)
Controlled Trusts		103		21
Total		57,826		13,678

2.22 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Year ended March 31,
	2016	2015
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	–
Revenue Expenditure	174	160
Other R&D Expenditure
Capital Expenditure	31	15
Revenue Expenditure	538	513
Total R&D Expenditure
Capital Expenditure	31	15
Revenue Expenditure	712	673

(1)	During year ended March 31, 2016 and March 31, 2015 the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed effective April 2014. The weighted tax deduction is equal to 200% of such expenditure incurred.

The eligible R&D revenue and capital expenditure are 174 crore and Nil for the year ended March 31, 2016 and 160 crore and Nil for the year ended March 31, 2015.

2.23 SEGMENT REPORTING

The group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the year ended March 31, 2016, the group reorganized its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. However the reorganizations did not have any impact in the reportable segments as per AS 17 'Segment reporting' apart from Manufacturing being named as Manufacturing and Hi-TECH. Segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing and Hi-TECH (MFG & Hi-TECH), enterprises in the Energy & utilities, Communication and Services (ECS),enterprises in Retail, Consumer packaged goods and Logistics (RCL) and enterprises in Life Sciences and Healthcare (LSH). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2016 and March 31, 2015:

in crore

Particulars	FSI	MFG & Hi-TECH	ECS	RCL	LSH	Total
Income from software services and products	20,624	14,559	12,031	10,421	4,806	62,441
	17,721	12,470	10,562	8,966	3,600	53,319
Identifiable operating expenses	9,991	7,350	5,601	5,016	2,226	30,184
	8,384	6,322	5,011	4,083	1,791	25,591
Allocated expenses	4,876	3,574	2,949	2,558	1,180	15,137
	4,147	3,053	2,578	2,194	881	12,853
Segmental operating income	5,757	3,635	3,481	2,847	1,400	17,120
	5,190	3,095	2,973	2,689	928	14,875
Unallocable expenses						1,266
						1,021
Other income						3,128
						3,430
Profit before tax						18,982
						17,284
Tax expense						5,301
						4,911
Share in net profit/(loss) of associate						(3)
						(1)
Profit for the year						13,678
						12,372

Geographic Segments

Year ended March 31, 2016 and March 31, 2015:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	39,139	14,373	1,623	7,306	62,441
	32,794	12,829	1,284	6,412	53,319
Identifiable operating expenses	19,278	6,938	711	3,257	30,184
	15,647	6,260	704	2,980	25,591
Allocated expenses	9,599	3,512	338	1,688	15,137
	8,021	3,120	268	1,444	12,853
Segmental operating income	10,262	3,923	574	2,361	17,120
	9,126	3,449	312	1,988	14,875
Unallocable expenses					1,266
					1,021
Other income, net					3,128
					3,430
Profit before tax					18,982
					17,284
Tax expense					5,301
					4,911
Share in net profit/(loss) of associate					(3)
					(1)
Profit for the year					13,678
					12,372

2.24 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at March 31,
	2016	2015
Obligations at year beginning	816	707
Service cost	118	95
Interest cost	61	60
Addition through business acquisition	1	–
Actuarial (gain)/ loss	23	70
Benefits paid	(75)	(116)
Obligations at year end	944	816
Change in plan assets
Plan assets at year beginning, at fair value	836	717
Expected return on plan assets	81	69
Actuarial gain/(loss)	(6)	4
Contributions	111	162
Benefits paid	(75)	(116)
Plan assets at year end, at fair value	947	836
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	947	836
Present value of the defined benefit obligations at the end of the year	944	816
Asset recognized in the balance sheet	4	27
Liability recognized in the balance sheet	(1)	(7)
Assumptions
Interest rate	7.80%	7.80%
Estimated rate of return on plan assets	9.50%	9.50%
Weighted expected rate of salary increase	8.00%	8.00%

in crore

Particulars	As at March 31,
	2016	2015	2014	2013	2012
Obligations at year end	944	816	707	652	600
Plan assets at year end, at fair value	947	836	717	681	613
Funded Status Surplus	4	27	10	29	13
Funded Status Deficit	(1)	(7)	–	–	–
Experience adjustments:
(Gain)/loss:
Experience adjustment on plan liabilities	23	15	16	(50)	14
Experience adjustment on plan assets	6	(4)	3	–	–

Net gratuity cost for the year ended March 31, 2016 and March 31, 2015 comprises of the following components:

in crore

Particulars	Year ended March 31,
	2016	2015
Gratuity cost for the year
Service cost	118	95
Interest cost	61	60
Expected return on plan assets	(81)	(69)
Actuarial (gain)/loss	29	66
Plan amendment amortisation	(4)	(4)
Net gratuity cost	123	148
Actual return on plan assets	75	73

As at March 31, 2016 and March 31, 2015, the plan assets have been primarily invested in insurer managed funds. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately 98 crore to the gratuity trust during fiscal 2017.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2016 and March 31, 2015 amounted to 4 crore and 7 crore, respectively and disclosed under 'Other long-term liabilities and 'other current liabilities'.

2.25 PROVIDENT FUND

The Group contributed 413 crore and 345 crore towards provident fund during the year ended March 31, 2016 and March 31, 2015, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the below provided assumptions there is no shortfall as at March 31, 2016, 2015, 2014, 2013 and 2012, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at March 31,
	2016	2015	2014	2013	2012
Plan assets at year end, at fair value	3,808	2,912	2,817	2,399	1,816
Present value of benefit obligation at year end	3,808	2,912	2,817	2,399	1,816
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2016	2015
Government of India (GOI) bond yield	7.80%	7.80%
Remaining term to maturity of portfolio (in years)	7	7
Expected guaranteed interest rate: First year	8.75%	8.75%
:Thereafter	8.60%	8.60%

2.26 SUPERANNUATION

The Company contributed 234 crore and 215 crore to the superannuation trust during the year ended March 31, 2016 and March 31, 2015, respectively.

2.27 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2016	2015
Number of shares considered as basic weighted average shares outstanding*	228,56,16,160	228,56,10,264
Add: Effect of dilutive issues of shares/stock options	95,423	30,684
Number of shares considered as weighted average shares and potential shares outstanding	228,57,11,583	228,56,40,948

* adjusted for bonus issues. Refer Note 2.1

2.28 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2016 include 1,300 crore (1,158 crore as at March 31, 2015) deposited with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.

2.29 INVESTMENT IN SUBSIDIARIES

2.29.1 INVESTMENT IN LODESTONE HOLDING AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of upto 608 crore.

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration was recognized on a proportionate basis over a period of three years from the date of acquisition. During the three months ended December 31, 2015, the liability towards deferred consideration was settled.

An amount of 110 crore and 219 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the year ended March 31, 2016 and March 31, 2015, respectively.

2.29.2 INVESTMENT IN PANAYA INC.

On March 5, 2015, Infosys acquired 100% of the voting interests in Panaya Inc. (Panaya), a Delaware Corporation in the United States. Panaya is a leading provider of automation technology for large scale enterprise and software management. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of approximately 1,398 crore.

Panaya’s CloudQuality™ suite positions Infosys to bring automation to several of its service lines via an agile SaaS model, and helps mitigate risk, reduce costs and shorten time to market for clients. This will help free Infosys from many repetitive tasks allowing it to focus on important, strategic challenges faced by clients. Panaya’s proven technology would help to simplify the costs and complexities faced by businesses in managing their enterprise application landscapes.

The excess of the purchase consideration paid over the parent's portion of equity has been attributed to goodwill.

The following are the assets and liabilities taken over on acquisition of Panaya:

in crore

Component	Purchase price allocated
Fixed assets	9
Net current assets	38
47
Goodwill	1,351
Total consideration	1,398

2.29.3 INVESTMENT IN KALIDUS INC. & SKAVA SYSTEM PVT. LTD.

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., (d.b.a Skava) (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of upto $20 million (approximately 128 crore on acquisition date), the payment of which is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The excess of the purchase consideration paid over the parent's portion of equity has been attributed to goodwill.

The following are the assets and liabilities taken over on acquisition of Kalidus and Skava:

in crore

Component	Purchase price allocated
Net current assets (*)	35
35
Goodwill	671
Total consideration	706

* Includes cash and cash equivalents acquired of 29 crore

2.29.4 INVESTMENT IN NOAH CONSULTING LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting , LLC , a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million ( approximately 216 crore), contingent consideration up to $5 million (approximately 33 crore on acquisition date) and retention bonus up to $32 million (approximately 212 crore on acquisition date). The payment of contingent consideration to the sellers of Noah was dependant upon the acheivement of certain financial targets by Noah for the year ended December 31, 2015 and December 31, 2016. During the quarter ended March 31, 2016 based on the assessment of Noah acheiving the targets for the respective periods, the entire contingent consideration was reversed.

The excess of purchase consideration paid over the parent's portion equity have been attributed to goodwill.

The following are the assets and liabilities taken over on acquisition of Noah:

in crore

Component	Purchase price allocated
Net current assets (*)	39
39
Goodwill	210
Total consideration	249

* Includes cash and cash equivalents acquired of 18 crore

2.29.5 INVESTMENT IN EDGEVERVE SYSTEMS LIMITED

EdgeVerve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders authorized the Board to enter into a Business Transfer Agreement and related documents with EdgeVerve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business was transferred for a consideration of 421 crore with effect from July 1, 2014 which was settled through the issue of fully paid up equity shares.

On April 24, 2015, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore and 177 crore for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore in EdgeVerve, post the requisite approval from shareholders on December 11, 2015.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

2.30 CORPORATE SOCIAL RESPONISBILITY

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief and rural development projects. A CSR committee has been formed by the company as per the act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

a)	Gross amount required to be spent by the company during the year is 270 crore.
b)	Amount spent during the year on:

in crore

Sl. No.	Particulars	In Cash	Yet to be paid in Cash	Total
(i)	Construction / acquisition of any asset	–	–	–
(ii)	On purposes other than (i) above	216	–	216

In addition to the activities mentioned above, the company has spent 86 crore on multiple initiatives including Chennai flood disaster relief, environment sustainability and conservation of natural resources aimed at long term sustainability of eco system.

2.31 DUES TO MICRO ENTERPRISES AND SMALL ENTERPRISES

As at March 31, 2016, there are no outstanding dues to micro and small enterprises (less than 1 crore as at March 31, 2015). There are no interests due or outstanding on the same.

2.32 INDIAN ACCOUNTING STANDARDS

The Ministry of Corporate Affairs (MCA) vide its notification in the Official Gazette dated February 16, 2015 notified the Indian Accounting Standards (Ind AS) applicable to certain classes of companies. Ind AS would replace the existing Indian GAAP prescribed under Section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. For Infosys and its subsidiaries, Ind AS would be applicable for the accounting periods beginning April 1, 2016, with a transition date of April 1, 2015.

The company has evaluated the effect of transition from Indian GAAP to Ind AS and the following are the areas which would have an impact on account of the transition on the group:

• Business Combinations including recording of intangibles and deferred taxes

• Fair valuation of certain financial instruments

• Employee costs pertaining to defined benefit obligations

• Discounting of certain long-term liabilities

•	Share based payments

Further, there would be a change in the presentation of financial statements including some additional disclosures.

2.33 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

   in crore

Statement of Profit and Loss for the	Year ended March 31,
	2016	2015
Income from software services and products	62,441	53,319
Software development expenses	37,609	31,834
GROSS PROFIT	24,832	21,485
Selling and marketing expenses	3,431	2,946
General and administration expenses	4,281	3,668
	7,712	6,614
OPERATING PROFIT BEFORE DEPRECIATION	17,120	14,871
Depreciation and amortisation	1,266	1,017
OPERATING PROFIT	15,854	13,854
Other income	3,128	3,430
PROFIT BEFORE TAX	18,982	17,284
Tax expense:
Current tax	5,315	4,835
Deferred tax	(14)	76
PROFIT BEFORE MINORITY INTEREST/SHARE IN NET PROFIT/(LOSS) OF ASSOCIATE	13,681	12,373
Share in net profit/(loss) of associate	(3)	(1)
PROFIT FOR THE YEAR	13,678	12,372
Profit attributable to:
Owners of the company	13,678	12,372
Minority Interests	–	–
	13,678	12,372

As per our report of even date attached
for B S R & Co. LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm's Registration Number:101248W/W-100022

Supreet Sachdev Partner Membership No. 205385	R.Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bangalore April 15, 2016	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer and Executive Vice President	A.G.S Manikantha Company Secretary